UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-09328

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2009 and 2008

and

for the year ended December 31, 2009

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Trustees

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the Ecolab Savings Plan and ESOP (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 25, 2010

ECOLAB SAVINGS PLAN AND ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

(in thousands)	2009	2008

ASSETS
Investments, at fair value (Notes 2, 3 and 4):
Ecolab stock fund	$488,162	$412,806
Registered investment companies	381,215	288,538
Common/collective trusts	112,818	91,502
Participant loans	24,340	22,927
Total investments	1,006,535	815,773
Employer contributions receivable	670	824
Dividends receivable	1,686	1,626
Total assets	1,008,891	818,223

LIABILITIES
Accrued distributions and withdrawals	466	393
Net assets reflecting investments, at fair value	1,008,425	817,830
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	579	1,709

NET ASSETS AVAILABLE FOR BENEFITS	$1,009,004	$819,539

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2009

(in thousands)	2009

Investment results (Note 2 and 3):
Interest	$2,196
Dividends	15,062
Net appreciation in fair value of investments	175,056
192,314

Contributions:
Participant contributions	44,259
Employer contributions	22,002
66,261

Deductions:
Distributions to participants	(68,715)
Plan expenses	(395)
(69,110)

Net increase	189,465
Net assets available for benefits:
Beginning of year	819,539
End of year	$1,009,004

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                           Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. and certain of its subsidiaries (the “Company”).  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 25% (subject to a statutory annual maximum of $16,500 for 2009) for the purpose of making before-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with enacted legislation ($5,500 in 2009).

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of participant pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of participant pre-tax contributions on the next 2% of compensation.  Effective January 1, 2009, the Plan was amended to allow the Company’s matching contributions to be invested in the same investment funds as employee before tax contributions. Prior to 2009, the Company’s matching contributions were invested in the Ecolab stock fund and participants were allowed to immediately re-allocate to other investment funds within the Plan.  The Plan also allows additional employer matching contributions to true-up the employer match.  This true-up ensures all participants receive their full annualized employer match.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions (except contributions for participants in Puerto Rico) which are invested in the Ecolab Stock Fund.  The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance.  Loans and in-service withdrawals for hardships are also available.  A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a penalty, unless rolled over to a qualified plan or individual retirement account.

PARTICIPANT LOANS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account.  When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the loan is for the purchase of a principal residence, with a term of up to 10 years.  Participant loans at December 31, 2009 had interest rates ranging from 3.25% to 10.25% and were due at various dates through January 2020.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily.  These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                           Summary of Significant Accounting Policies:

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common/collective trusts. As required, the statement of net assets available for benefits presents the fair value of the investment in the common/collective trusts as well as the adjustment of the investments in the common/collective trusts from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

VALUATION OF INVESTMENTS:

Fidelity holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab Inc., and the participants of the Plan.  The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

INCOME RECOGNITION:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, including Ecolab Stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2009 statement of net assets available for benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2009 and 2008, approximately 48% and 50%, respectively, of the Plan’s net assets were invested in the common stock of the Company.  The underlying value of the Ecolab stock fund is dependent on the performance of the Company and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

NEW ACCOUNTING PRONOUNCEMENTS:

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the source of authoritative generally accepted accounting principles. Pursuant to the provisions of ASC 105, the Plan has updated references to GAAP in its financial statements issued for the year ended December 31, 2009. The adoption of ASC 105 did not impact the Plan’s net assets available for benefits.

In May 2009, the FASB issued new provisions now included in ASC 855, Subsequent Events. The provisions set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transaction that occurred after the balance sheet date. The provisions of ASC 855 were adopted by the Plan for the year ended December 31, 2009, and subsequent events were evaluated through the filing date of this report.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

In September 2009, the FASB issued accounting guidance relating to investments in certain entities that calculate net asset value per share (NAV), which provides guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of this guidance can now be determined using NAV as a practical expedient, when the fair value is not readily determinable; unless it is probable the investment will be sold at something other than NAV. It also requires disclosure of certain attributes by major category of alternative investments, regardless of whether the practical expedient was used. The Plan adopted this guidance for the year ended December 31, 2009 and included the required disclosures in Note 4.  The adoption did not impact the Plan’s net assets available for benefits.

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008 are summarized as follows:

(in thousands)	2009	2008

Ecolab Inc. Stock	$485,526	$408,869
Spartan U.S. Equity Index Fund	74,947	59,250
Dodge & Cox International Stock Fund	61,613	*
Fidelity Managed Income Portfolio II Fund	*	42,647
Fidelity Government Income Fund	*	41,908

* Individual investment does not exceed 5 percent or more of the Plan’s net assets in the year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)	2009

Investment in:
Ecolab stock fund	$105,489
Registered investment companies	58,452
Common/collective trusts	11,115
Net appreciation in fair value of investments	$175,056

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                           Fair Value of Financial Instruments:

ASC 820, Fair Value Measurement and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.  Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.  If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.  A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.  Investments that are included in this category generally include equity and debt positions in private companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Registered investment companies and the Ecolab stock fund: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in the Ecolab stock fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock on the New York Stock Exchange.

Common/collective trusts:  Investments in common/collective trusts, with the exception of the investment in the fully benefit-responsive investment contract, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The fair value of fully benefit-responsive investment contracts is

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Participant loans: Participant loans are recorded at amortized cost consisting of the principal value of outstanding loans, plus accrued interest.  Amortized cost approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Investment Assets at Fair Value
	As of December 31, 2009
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab stock fund	$488,162	$488,162	$—	$—
Registered investment companies:
Large cap equity	118,115	118,115	—	—
Fixed income	81,479	81,479	—	—
International equity	61,613	61,613	—	—
Money market	43,465	43,465	—	—
Blended fund	35,607	35,607	—	—
Small cap equity	26,154	26,154	—	—
Mid cap equity	14,782	14,782	—	—

Common/collective trusts	112,818	—	112,818	—

Participant loans	24,340	—	—	24,340

Total investment assets at fair value	$1,006,535	$869,377	$112,818	$24,340

	Investment Assets at Fair Value As of December 31, 2008
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab stock fund	$412,806	$412,806	$—	$—
Registered investment companies	288,538	288,538	—	—
Common/collective trusts	91,502	—	91,502	—
Participant loans	22,927	—	—	22,927
Total investment assets at fair value	$815,773	$701,344	$91,502	$22,927

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

The following table represents the summary of changes in fair value of the Plan’s level 3 investment assets (participant loans) for the years ended December 31, 2009 and 2008:

Participant loans
Balance, December 31, 2007	$21,605
Issuances and settlements, net, during 2008	1,322
Balance, December 31, 2008	$22,927
Issuances and settlements, net, during 2009	1,413
Balance, December 31, 2009	$24,340

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share as of December 31, 2009:

(in thousands)	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period
Common/collective trusts:
SSgA Target Retirement Funds	$66,773	—	Immediate	None

All of the SSgA Target Retirement funds invest in other collective investment funds which have characteristics consistent with the funds’ overall investment objective.  Each fund’s investment objective, with the exception of the Income Fund is to allocate its assets across multiple asset classes in a manner that becomes increasingly conservative over time, while seeking to achieve the appropriate level of risk given the participants anticipated retirement date.  For the income fund, the objective is to approximate as closely as practicable, the performance of a custom benchmark index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis.  The fair value of investments in this category has been estimated using the NAV per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds. Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds. Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, units of Cash Collateral Funds that will be converted into units of a liquidating trust or a combination thereof.  These withdrawal safeguards have been in effect since October 2008 and may be in effect for an indefinite period of time. The Trustee continues to monitor market conditions and evaluate the need for withdrawal safeguards as appropriate.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

5.                           Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                           Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching contributions may be invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

7.                           Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2009	2008

Net assets available for benefits per the financial statements	$1,009,004	$819,539
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(579)	(1,709)
Net assets available for benefits per the Form 5500	$1,008,425	$817,830

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

(in thousands)	2009

Net increase in net assets available for benefits per the financial statements	$189,465
Add: Prior year adjustment from fair value to contract value of fully benefit-responsive investment contracts	1,709
Less: Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	(579)
Total increase in net assets available for benefits per the Form 5500	$190,595

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2009

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

*	Spartan U.S. Equity Index Fund	Mutual fund
		1,900,756 units	$74,947

	Dodge & Cox International Stock Fund	Mutual fund
		1,934,464 units	61,613

*	Fidelity Retirement Money Market Portfolio Fund	Mutual fund
		43,458,503 units	43,459

*	Fidelity Government Income Fund	Mutual fund
		3,928,088 units	40,813

	PIMCO Total Return Fund	Mutual fund
		3,765,404 units	40,666

*	Fidelity Puritan Fund	Mutual fund
		2,217,161 units	35,607

	Dodge & Cox Stock Fund	Mutual fund
		232,117 units	22,316

	Harbor Capital Appreciation Fund	Mutual fund
		632,467 units	20,852

	Morgan Stanley Income Fund	Mutual fund
		791,893 units	16,424

*	Spartan Extended Market Index Fund	Mutual fund
		486,242 units	14,782

	Hartford Small Co. Fund	Mutual fund
		683,796 units	9,730

*	Fidelity Retirement
	Government Money Market Fund	Mutual fund
		5,593 units	6

	Total registered investment companies		381,215

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2009 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Common/collective trusts:

*	Fidelity Managed Income Portfolio II Fund	Common/collective trust
		46,623,437 units	46,045

	SSgA Target Retirement 2020 Fund	Common/collective trust
		1,474,211 units	16,445

	SSgA Target Retirement 2030 Fund	Common/collective trust
		1,207,809 units	13,316

	SSgA Target Retirement 2010 Fund	Common/collective trust
		981,035 units	11,098

	SSgA Target Retirement 2040 Fund	Common/collective trust
		597,638 units	6,667

	SSgA Target Retirement 2015 Fund	Common/collective trust
		646,121 units	6,132

	SSgA Target Retirement 2025 Fund	Common/collective trust
		573,130 units	5,172

	SSgA Target Retirement 2035 Fund	Common/collective trust
		424,742 units	3,679

	SSgA Target Retirement Income Fund	Common/collective trust
		231,026 units	2,689

	SSgA Target Retirement 2045 Fund	Common/collective trust
		91,202 units	794

	SSgA Target Retirement 2050 Fund	Common/collective trust
		89,694 units	781

	Total common/collective trusts		112,818

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2009 (Continued)

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Ecolab stock fund:

*	Ecolab Inc. Stock	Common Stock
		10,811,941 shares	485,526

*	Fidelity Money Market Class I	Money Market
		2,636,645 units	2,636

	Total Ecolab Stock Fund		488,162

Participant loans:

*	Participant loans	Participant loans due on various dates through January 2020 (stated interest rates ranging from 3.25% to 10.25%)	24,340

			$1,006,535

*                            Party-in-interest

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 25, 2010	By:	/s/Christine Larsen
Christine Larsen
Vice President Compensation,
Benefits, Payroll & HRIS
Ecolab Inc.
(Plan Administrator)